Almaden Minerals Ltd. AMEX: AAU TSX: AMM
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Suite 1103-750 West Pender Street, Vancouver, B.C., Canada, V6C 2T8
ph: 604.689.7644 + fax: 604.689-7645 + www.almadenminerals.com

December 21, 2007

Ms. Jill S. Davis
Mr. George K. Schuler
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7410

RE: Almaden Minerals Ltd.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed March 29, 2007
File No. 001-32702

Dear Ms. Davis and Mr. Schuler,

Thank you for your letter of December 19, 2007 in which you commented on our Form 20-F filing for the fiscal year ended December 31, 2006 ("the filing"), following a review. Please find below responses to your comments according to order in which they were itemized in your letter:

1. We report in our filing a resource for our Elk project, located in British Columbia. The reported resource has been prepared by an independent engineer and is compliant with National Instrument 43-101 (NI 43-101), a rule developed by the Canadian Securities Administrators (CSA) and administered by the provincial government securities commissions. We understand that the SEC does not recognize resources as defined by the NI 43-101 standard and we have already amended our website to include the cautionary language you have provided us.

2. You refer to disclosure of surface sample results for the SAM or Skoonka Creek project, British Columbia. We will amend the filing to include a more detailed description of this sampling including weighted averages over specific widths. We note and our thankful for the bullet listing of mandates with respect to Geology and Mineralization disclosure and will ensure that any future disclosure of this kind considers them all.

3. We have developed strict QA/QC procedures and have protocols for sample handling which were employed for the sampling at the Skoonka Creek Project in question. The channel samples reported for the Skoonka Creek project in the filing were taken by or under the close supervision of a registered professional geologist and maintained under his control until delivered to an ISO9001:2000 certified assay analytical laboratory for sample preparation and analysis. Sample locations were marked in the field with flagging and weatherproof tags. A UTM grid location for every site was recorded by GPS unit using NAD 27 datum. Rock sample individual weights ranged from 2.5 to 10 kilograms. The laboratory runs standards and provides resamples at varying intervals for each shipment received. A resample consists of analyzing a second cut (subsample) from the sample pulp(or occasionally the reject portion), and is reported as a rerun (RE) or reject rerun (RRE) on the analysis certificate. At the high grade JJ showing which is the area of concern in your letter, initial gold and silver analyses were by Inductively coupled Plasma- Mass

Spectrometry (ICP-MS) and were later checked by metallics fire assays, with good duplication of results in eight of nine samples, which is very good considering the nugget nature of high grade gold mineralization. These results were also checked by resampling by Strongbow Resources Ltd. Prior to their optioning the property from us. The level of quality control increases with the significance of the program, with drill core having more duplicates, blanks, standards and reruns than initial prospecting work. We will revise the filing to include the foregoing description of our sample handling and QA/QC program.

Once again, thank you for your review of our 2006 filing. I trust that the above amendments will satisfy the comments and concerns outlined in your letter. We intend to amend our 2006 filing forthwith. As requested in your letter we are compelled to state that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ALMADEN MINERALS LTD.

Morgan J. Poliquin, P.Eng.
President/~~COO and Director~~